UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026
Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐              Form 40-F ☒

Incorporation by Reference

Exhibits 99.1 and 99.2 included in this Form 6-K are incorporated by reference into the registrant’s registration statements on Form F-3D (File No. 333-170234) and on Form F-10 (File No. 333-294132).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Marisa Wyse
	Name:	Marisa Wyse
	Title:	Chief Legal Officer and Corporate Secretary

Date:  March 27, 2026

Exhibit Index

Exhibit Number	Description of Document

99.1
Underwriting Agreement, dated as of March 24, 2026 by and among Rogers Communications Inc. and BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc., as representatives of the several underwriters named therein.

99.2	Third Supplemental Indenture, dated as of March 27, 2026, among Rogers Communications Inc. and The Bank of New York Mellon.